Royal Dutch Shell plc

Carel van Bylandtlaan 30
Mr. W. Bradshaw Skinner	2596 HR The Hague
Senior Assistant Chief Accountant	The Netherlands
Divison of Corporation Finance	Tel +31 70 377 3120
Mail Stop 7010	Email Roy.Waight@shell.com
Securities and Exchange Commission	Internet http://www.shell.com
100 F Street, NE
Washington, D.C. 20549-1090
September 9, 2009

RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Response Letter Submitted June 9, 2009 File No. 1-32575 SEC letter May 6, 2009
Dear Mr. Skinner,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of June 30, 2009, to Peter Voser regarding the Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2007, filed March 17, 2008 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
General
1.	We note your response to comment 2 of our letter dated May 6, 2009. We understand that your payments to governments of the countries in which you develop projects may include royalties, taxes and other fees, in addition to the amounts that you invest in actual development of the projects. We understand also that you may make other cash payments or payments in kind to those governments or to entities controlled by those governments, including payments for oil cargoes purchased in your trading operations. Finally, we understand that your operations may generate additional cash flow for those governments or entities controlled by those governments. In our view, you should expand your disclosure in future filings to make clear (i) the various types of cash payments or payments in kind that you make to, and additional cash flow that your operations generate for, the government of any country identified by

Mr. W. Bradshaw Skinner
Securities and Exchange Commission
September 9, 2009
the U.S. as a state sponsor of terrorism or any entity controlled by such a government, and (ii) the scope of such payments and additional cash flow, when the payments and additional cash flow, individually or in the aggregate, involve a significant dollar amount beyond amounts invested in the projects described in the filing.

Please provide us with a draft of the type of disclosure you intend to provide in response to this comment.
As discussed in our letter dated June 9, 2009, we do not believe such disclosure is material to Royal Dutch Shell plc. We also do not believe the US securities laws require disclosures of cash flow of our customers and partners. Accordingly, we request a teleconference with the either Brian Breheny, Deputy Director of the Division of Corporation Finance or Meredith Cross, Director of the Division of Corporation Finance, to discuss the legal issues surrounding the staff’s request.
Please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.
Sincerely,
/s/Roy Waight
Roy Waight
Executive Vice President Controller

cc.	Meredith Cross, Director of the Division of Corporation Finance
US Securities and Exchange Commission

Brian Breheny, Deputy Director of the Division of Corporation Finance
US Securities and Exchange Commission

Cecilia D. Blye, Chief, Office of Global Security Risk
US Securities and Exchange Commission

Douglas Brown
US Securities and Exchange Commission

H. Roger Schwall, Assistant Director of Divison of Corporation Finance
US Securities and Exchange Commission
Registered in England and Wales number 4366849
Registered office: Shell Centre London SE1 7NA
Registered with the Dutch Trade Register under number 34179503

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